================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                         -------------------------

                             SCHEDULE 14D-1/A
                          TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)

                         -------------------------

                             PROXIMA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             BD ACQUISITION CORP.
                                    ASK ASA
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $.001
                        (TITLE OF CLASS OF SECURITIES)

                                   744287103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         -------------------------

                               OLE J. FREDRIKSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    ASK ASA
                              K.G. MELDAHLSVEI 9
                              N-1602 FREDRIKSTAD
                                    NORWAY
                                (47 69) 34 0155
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                              JOHN A. HEALY, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000


================================================================================

     This  Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on March 13, 1998 (the "Schedule 14D-1"), by BD Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Schedule 14D-1 is hereby supplemented and/or amended as provided below.

     Items 4(a)-(b) of the Schedule 14D-1 are hereby amended by adding to the end of such Items the following:

                "On March 20, 1998, Parent completed the sale to certain international and Norwegian institutional investors of approximately 3.7 million shares of capital stock of Parent for an aggregate purchase price of approximately 336.7 NOK (or approximately $45.3 million based on the Federal Reserve Bank's noon buying rate in New York City of 7.43 Norwegian Kroners per U.S. dollar on March 20, 1998). Parent expects to use all or a significant portion of the net proceeds, which were approximately 327 million NOK (or approximately $44.0 million based on buying rate described above), to fund the cost of the Offer and the Merger and related fees and transaction expenses.

                "On  April  2,  1998,  Purchaser  and  Parent  entered into a
           Facility Agreement (the "Credit Facility"), with Bankers Trust International PLC, as Arranger ("BTI"), Bankers Trust Company, as Agent (the "Agent") and lender, and the other lender described therein, which supersedes the commitment letter dated March 5, 1998 from BTI to Parent. The following is a summary of the Credit Facility, a copy of which is attached to this Schedule 14D-1 as Exhibit (b)(2) and is incorporated by reference herein. All references to and summaries of the Credit Facility herein are qualified in their entirety by reference to the Credit Facility.

                "Under the Credit Facility, Parent or Purchaser will be able to borrow up to $30 million to finance the acquisition of the Company.

                "The Credit Facility will be available at the time the Purchaser accepts the tendered Shares for payment pursuant to the Offer and at the Effective Time. The first drawing will be available only after Parent first has advanced $50 million from its existing cash balance toward the cost of purchasing tendered Shares. At April 1, 1998, Parent had cash and bank deposits totaling approximately $65 million. Drawings under the Credit Facility are to be applied toward the cash consideration payable in the Offer and the Merger to holders of Shares and toward the fees and other expenses incurred in connection with the Offer and the Merger.

                "The outstanding indebtedness under the Credit Facility will bear interest, at Purchaser's option, at rates based on the London interbank offered rate for one-, three-, or six-month periods plus an interest margin of 0.50%.

                "The indebtedness under the Credit Facility will be guaranteed by Parent and the Company after it becomes a direct wholly owned subsidiary of Parent. The Credit Facility matures on June 30, 2000. The outstanding indebtedness under the Credit Facility will be subject to mandatory prepayment in certain events and to semi-annual amortization payments of $7.5 million each commencing December 31, 1998 and ending on June 30, 2000.

                "Under   the   Credit  Facility,  Parent  and  each  of   its
           subsidiaries are required to comply with an interest coverage ratio requirement and a leverage ratio requirement.

                "The Credit Facility contains conditions to borrowing that are customary for this type of transaction and include, among other things, (i) upon the expiration of the Offer, a majority of the Shares having been validly tendered and not subsequently withdrawn and all other conditions to the Offer having been satisfied (or waived with the consent of the Agent, which consent shall not be unreasonably withheld); (ii) all necessary regulatory, governmental and corporate consents having been obtained; and (iii) there having occurred no breach of the representations and warranties in the Credit Facility and no events or potential events of default thereunder.

                "If for any reason the Credit Facility were to become unavailable, Parent would require alternative funding which it would seek from other sources. Those sources might include bank borrowings or sales of debt or equity securities in the capital markets.

                "Parent   may  elect  to  use  some  of  the  cash  and  cash
           equivalents held by the Company to repay a portion of the indebtedness. The Company represented in the Merger Agreement that at the date of the Merger Agreement it held cash and cash equivalents of not less than $20 million.

                "Except as described above, neither Parent nor the Purchaser has any plan or arrangement for repayment of borrowings under the Credit Facility. Parent expects that, except as described above, those borrowings will be repaid with internally generated funds and from other sources which may include the proceeds of other bank borrowings or public or private sales of debt or equity securities, in Europe or elsewhere. Parent's decisions in this regard will be based on Parent's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and other factors Parent deems relevant."

     Item 11 of the Schedule 14D-1 is amended by adding immediately after Exhibit (b)(1) the following:

           "(b)(2)  Facility Agreement dated April 2, 1998, among Parent, the
                  Purchaser, Bankers Trust International PLC, as arranger, Bankers Trust Company, as Agent, and the lenders described therein."

                               SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 3, 1998


                                      BD ACQUISITION CORP.


                                      By: /S/ OLE J. FREDRIKSEN
                                          ---------------------
                                      Name: Ole J. Fredriksen
                                      Title: President


                                      ASK asa


                                      By: /S/ OLE J. FREDRIKSEN
                                          ---------------------
                                      Name:  Ole J. Fredriksen
                                      Title: President and Chief Executive
                                             Officer

                               INDEX TO EXHIBITS


                                    EXHIBIT

EXHIBIT
NUMBER


(a)(1)  Offer to Purchase dated March 13, 1998.*
(a)(2)  Letter of Transmittal.*
(a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.*
(a)(4)  Letter to Clients.*
(a)(5)  Notice of Guaranteed Delivery.*
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)  Press Release issued by Parent, dated March 9, 1998.*
(a)(8)  Press Release issued by the Company, dated March 9, 1998.*
(a)(9)  Form of Summary Advertisement, dated March 13, 1998.*
(a)(10) Financial Statements of Parent for the fiscal years ended December 31, 1997, 1996 and 1995.*
(a)(11) Press Release issued by Parent, dated March 26, 1998.*
(b)(1) Commitment Letter, dated March 5, 1998, between Parent and Bankers Trust International PLC.*
(b)(2) Facility Agreement dated April 2, 1998, among Parent, the Purchaser, Bankers Trust International PLC, as arranger, Bankers Trust Company, as Agent, and the lenders described therein.**
(c)(1) Agreement and Plan of Merger, dated March 8, 1998, by and among Parent, the Purchaser and the Company.*
(c)(2) Stockholder Agreement dated March 8, 1998 by and among Parent, the Purchaser and Certain Individuals Party thereto.*
(c)(3) Option Agreement dated March 8, 1998, by and among Parent, the Purchaser and the Company.*
(d)     None.
(e)     Not applicable.
(f)     None.

_________________

*  Previously filed.
** Filed herewith.